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                                                                                             Exhibit 12.1


                                         AMERICAN HOME PRODUCTS CORPORATION
                                     PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES
                                         NINE MONTHS ENDED SEPTEMBER 30, 1994
                                     (Thousands of dollars, except ratio amounts)

                                                   HISTORICAL
                                         -----------------------------
                                                                                                Pro Forma
                                           AMERICAN                                            Nine Months
                                             HOME            AMERICAN                             Ended
                                           PRODUCTS          CYANAMID                          September 30,
Earnings                                  CORPORATION        COMPANY         ACQ ADJs              1994
- --------                                 ------------       -----------     ----------        ----------------
Earnings from continuing operations
before taxes on income                     $1,469,927        $450,100       ($680,045)(a)        $1,239,982

Add:
Fixed charges                                  70,924          60,200         533,720               664,844

Minority interest in earnings
of consolidated subsidiary                      3,650           2,900               -                 6,550

Minority interest in loss
of consolidated subsidiary                     (2,586)              -               -                (2,586)

Amortization of capitalized interest              372               -               -                   372

Less:
Capitalized interest                                -           2,900               -                 2,900
                                           ----------        --------       ---------            ----------
Total earnings as defined                  $1,542,287        $510,300       ($146,325)           $1,906,262
                                           ==========        ========       ==========           ==========

Fixed Charges
- -------------

Interest and amortization of
debt expenses                                 $51,953         $45,900        $533,720              $631,573

Capitalized interest                                -           2,900               -                 2,900

Interest factor of rental expense(b)           18,971          11,400               -                30,371
                                           ----------        --------       ---------            ----------
Total fixed charges as defined                $70,924         $60,200        $533,720              $664,844
                                           ==========        ========       =========            ==========

Ratio of Earnings to Fixed Charges                 22               8                                   2.9
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a - Represents interest expense on the acquisition debt and amortization of the estimated cost over the net assets acquired (i.e., goodwill) and merger-related financing costs for the purchase of American Cyanamid
    Company.

b - A 1/3 factor was utilized to compute the portion of rental expenses deemed representative of the interest factor.